FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on July 6, 2007

EXHIBIT 1

STEALTHGAS INC. TAKES DELIVERY OF FOUR LPG CARRIERS AND ANNOUNCES UPDATED FLEET TIME AND BAREBOAT CHARTERS

ATHENS, GREECE, July 6, 2007.  STEALTHGAS INC. (NASDAQ: GASS) (the “Company”), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that it took delivery of the M/V “Sea Bird II” on May 18, 2007, the M/V “Gas Renovatio” on May 29, 2007, the M/V “Gas Icon” on June 27, 2007, and the M/V “Chiltern” on June 28, 2007, four LPG carriers that it had previously announced its agreement to acquire, thereby expanding its current fleet to 33 vessels, with a carrying capacity of 141,912 cbm.

The M/V “Sea Bird II” is a 1996 built, 3,518 cbm Fully Pressurized (“F.P.”) LPG carrier and is employed under a two-year bareboat charter until May 2009 to an international gas trader.

The M/V “Gas Renovatio” is a 1997 built, 3,313 cbm Fully Pressurized (“F.P.”) LPG carrier.  Upon its delivery to the Company, it was deployed under a 7-month time charter until January 2008 to an international gas trader.

The M/V “Gas Icon” is a 1994 built, 5,000 cbm Fully Pressurized (“F.P.”) LPG carrier and is employed under a 12-month time charter until July 2008 to an oil major.

The M/V “Chiltern”, is a 1997 built 3,312 cbm, Fully Pressurized (“F.P.”) LPG carrier and is employed under an 11-month bareboat charter until May 2008 to an international ship operator.

The aggregate purchase price for the above four delivered vessels was $37.65 million.

In addition, as previously announced, the Company has agreed to acquire two LPG carriers the M/V “Gas Kalogeros,” a 2007 built 5,000 cbm Fully Pressurized (“F.P.”), and the M/V “Gas Sikousis,” a  2006 built 3,500 cbm Fully Pressurized (“F.P.”), which are expected to be delivered to the Company in July 2007. Also as previously announced, the Company has entered into agreements to acquire three additional second-hand LPG carriers the M/V “Gas Evoluzione,” a 1996 built 3,517 cbm Fully Pressurized (“F.P.), with expected delivery in July 2007, the M/V “Gas Haralambos,” a 2007 built new building resale 7,000 cbm Fully Pressurized (“F.P.”), and the M/V “Gas Sophie,” a 1995 built 3,500 Fully Pressurized (“F.P.”), both with expected delivery in October 2007. Once these acquisitions are complete, the Company’s fleet will be composed of 38 LPG carriers with a total capacity of 164,429 cubic meters (cbm).

Time and Bareboat Charter Agreements:

The Company also announced that it has entered into new time charter arrangements for the M/V “Gas Crystal” and the M/V “Gas Evoluzione”. In addition, the Company has extended the respective charters for the M/V “Gas Amazon” and the M/V “Gas Marathon”.

The M/V “Gas Crystal” has entered into a new time charter for 12 months which commenced in July 2007 to an oil major with an option for the charter to be extended for a further 12 month period commencing July 2008.

The M/V “Gas Evoluzione”, upon delivery to the Company scheduled for July 2007, will be deployed on a time charter for 12 months to an oil major.

The M/V “Gas Amazon” has extended its existing time charter for an additional 12 months, commencing in November 2007, to an international gas trader.

The M/V “Gas Marathon” has extended its existing bareboat charter for an additional 24 months, commencing in October 2007, to an international gas trader.

The aggregate revenue per calendar month for the above mentioned five time charters is $1,295,250. In addition, the aggregate revenue per calendar month for the above mentioned three bareboat charters is $410,750.

Following the above arrangements and based on the current fleet, 95% of the Company’s fleet days for the remainder of 2007 and 55% of its fleet days for 2008 are covered by fixed employment.

Updated Fleet Profile and Fleet Deployment:

The table below describes the Company’s fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To Company	Employment Status	Charter Expiration(1)
CURRENT FLEET
Gas Cathar (2)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-08
Gas Marathon (3)	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon (4)	6,526	F.P.	1992	May-05	Time Charter	Nov -08
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-10
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	May-08
Lyne (5)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-08
Birgit Kosan (6)	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Jan-08
Sir Ivor (7)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Jul-08
Gas Sincerity(8)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-08
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-08
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-08
Gas Courchevel	4,109	S.R.	1991	Nov-04	Spot	-
Gas Prophet (9)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (10)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-08
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-08
Gas Fortune	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07
Gas Eternity (11)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08
Gas Renovatio	3,313	F.P.	1997	May-07	Time Charter	Jan-08
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Jul-08
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09
FLEET TOTAL	141,912 Cbm
33 VESSELS
Additional Vessels (with expected delivery date)
Gas Haralambos	7,000	F.P.	Oct-07	Oct-07	Time Charter(12)	Oct-09
Gas Kalogeros	5,000	F.P.	Jul-07	Jul-07	Time Charter(12)	May-08
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter(12)	Jul-08
Gas Sikousis (13)	3,500	F.P.	2006	Jul-07	Time Charter(12)	May-08
Gas Sophie	3,500	F.P.	1995	Oct-07	-	-
FLEET TOTAL	164,429 cbm
38 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

(1)

Earliest date charters could expire.  Most charters include options to shorten or extend their term.

(2)

Gas Cathar is currently employed under a time charter with an initial term expiring in  August 2007, which has been extended to August 2008.

(3)

Gas Marathon is currently employed under a bareboat charter with an initial term expiring in  October 2007. Thereafter she will be re-employed on a bareboat charter October 2009.

(4)

Gas Amazon is currently employed under a time charter with an initial term expiring in November 2007, which has been extended to November 2008.

(5)

Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for a an additional year.

(6)

Birgit Kosan is currently employed under a bareboat charter until October 2007. Thereafter she will be re-employed on a bareboat charter until September 2011.

(7)

Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.

(8)

Gas Sincerity is currently employed under a time charter until July 2007. Thereafter she will be re-employed for an additional one year time charter.

(9)

Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.

(10)

Gas Shanghai is currently employed under a time charter with an initial term expiring in September 2007, which has been extended to September 2008.

(11)

Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.

(12)

Charter will commence upon delivery of vessel to us.

(13)

Gas Sikousis will, upon its delivery to us, be employed under time charter until May 2008 as indicated in the above table. Thereafter, at the charterer’s option, the time charter can be extended for an additional year.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 33 LPG carriers with a total capacity of 141,912 cubic meters (cbm). In addition, the company has agreed to acquire two newbuilding LPG carriers expected to be delivered to STEALTHGAS INC. in July and October 2007, respectively. It has also entered into agreements to acquire three additional second-hand LPG carriers with expected delivery between July and October 2007. Once these acquisitions are complete, STEALTHGAS INC.’s fleet will be composed of 38 LPG carriers with a total capacity of 164,429 cubic meters (cbm). STEALTHGAS Inc.’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  July 9, 2007                    By:            /s/ Andrew J. Simmons

                                             -----------------------

Andrew J. Simmons

                    Chief Financial Officer